pls 3/7

11017279

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 0? 2011
Washington DC

SEC FILE NUMBER
8- 68219

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/31/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Bank Puerto Rico Securities, Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1519 Ponce de Leon Avenue, Stop 23
(No. and Street)

San Juan, Puerto Rico 00908
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoppers LLP
(Name – *if individual, state last, first, middle name*)

254 Muñoz Rivera BBVA Tower, Suite 900	Hato Rey	Puerto Rico	00918
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ma

OATH OR AFFIRMATION

I, Caroline Wisniewski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Bank Puerto Rico Securities, Corp., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Caroline Wisniewski
Signature

Chief Financial Officer
Title

Tiffany Messenger
Notary Public
State Of Georgia
My Commission Exp. February 7, 2012

Tiffany Messenger
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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Report of Independent Auditors

To the Board of Directors and Stockholder of
FirstBank Puerto Rico Securities, Corp.

In our opinion, the accompanying statement of financial condition and related statements of income and retained earnings, of changes in stockholder's equity, of changes in subordinated borrowings, and of cash flows present fairly, in all material respects, the financial position of FirstBank Puerto Rico Securities, Corp. (the "Company") at December 31, 2010, and the results of its operations and its cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

March 1, 2011

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2013
Stamp 2493527 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

FirstBank Puerto Rico Securities, Corp.
(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)
Statement of Financial Condition
December 31, 2010

Assets		
Cash	$	2,261,497
Prepaid and other assets		2,695
Total assets	$	2,264,192
Liabilities and Stockholders Equity		
Liabilities		
Accounts payable to parent company	$	36,781
Accounts payable		34,700
Income tax payable		775,848
Total liabilities		847,329
Stockholder's equity		
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		299,000
Retained earnings		1,116,863
Total stockholder's equity		1,416,863
Total liabilities and stockholder's equity	$	2,264,192

The accompanying notes are an integral part of these financial statements.

FirstBank Puerto Rico Securities, Corp.
(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)
Statement of Income
For the Year Ended December 31, 2010

Revenues	
Underwriting fees	$ 2,175,849
Expenses	
Employees compensation and benefits	134,745
Communications and data processing	16,972
Taxes, other than income taxes, and insurance11,9	27
Business promotion	5,013
Professional and service fees	97,100
Occupancy and maintenance	13,029
Other expenses	4,746
Total expenses	283,532
Income before income taxes	1,892,317
Income tax expense	775,886
Net income	$ 1,116,431

The accompanying notes are an integral part of these financial statements.

FirstBank Puerto Rico Securities, Corp.
(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2010

Common stock outstanding:		
Balance at beginning of year	$	1,000
Common stock issued		-
Balance at end of year		1,000
Additional paid-in capital:		
Balance at beginning of year		299,000
Capital contribution from parent company		-
Balance at end of year		299,000
Retained earnings:		
Balance at beginning of year		432
Net income		1,116,431
Balance at end of year		1,116,863
Total stockholder's equity	$	1,416,863

The accompanying notes are an integral part of these financial statements.

FirstBank Puerto Rico Securities, Corp.
(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2010

Subordinated borrowings at beginning of year	$	-
Increase		
Issuance of subordinated borrowing		-
Decrease		
Payment of subordinated borrowings		-
Subordinated borrowings at December 31, 2010	$	-

The accompanying notes are an integral part of these financial statements.

FirstBank Puerto Rico Securities, Corp.
(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)
Statement of Cash Flows
December 31, 2010

Cash flows from operating activities		
Net income	$	1,116,431
Adjustments to reconcile net income to net cash flows from operating activities		
Decrease in underwriting fees receivable		60,667
Increase in prepaid and other assets		(941)
Decrease in accounts payable to parent company		(9,625)
Increase in accounts payable		25,700
Increase in income tax payable		775,699
Total adjustments		851,500
Net cash provided by operating activities		1,967,931
Net increase in cash		1,967,931
Cash at beginning of year		293,566
Cash at end of year	$	2,261,497
Supplemental disclosure on cash flow information		
Income tax paid	$	187

The accompanying notes are an integral part of these financial statements.

1. Reporting Entity and Summary of Significant Accounting Policies

Reporting Entity

FirstBank Puerto Rico Securities, Corp. (the "Company") is organized under the laws of the Commonwealth of Puerto Rico ("Commonwealth") and is wholly-owned by FirstBank Puerto Rico, Inc. ("FirstBank"), a commercial bank chartered under the laws of the Commonwealth of Puerto Rico, which is, in turn, wholly-owned by First BanCorp.

The Company operates as a broker-dealer in the Commonwealth and is engaged to conduct municipal securities underwriting business for local Puerto Rico Municipal Bond Issuers ("Municipal Issuers"). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and the Puerto Rico Financial Institutions Commissioner. The Company is subject to the supervision, examination and regulation of the Financial Industry Regulatory Authority ("FINRA"), and also is subject to the regulations of the Municipal Securities Rulemaking Board.

The accounting and reporting practices of the Company conform with generally accepted accounting principles in the United States of America ("GAAP") and the industry practices. The following is a description of the more significant of these policies:

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are adequate. Actual results could differ from those estimates.

Revenue Recognition

Structuring and underwriters fees are recorded as income when earned and the services are performed and completed. The Company has an investment banking services, sales and distribution agreement with J.P. Morgan Securities Inc. to assist the Municipal Issuers in structuring and facilitating the issuance of their municipal securities that are to be offered and sold outside of Puerto Rico.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized. In estimating taxes, management assesses the relative merits and risk of the appropriate tax treatment of transactions taking into account statutory, judicial and regulatory guidance, and recognizes tax benefits only when deemed probable.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2010, the Company has not recognized a liability for unrecognized tax benefits.

2. Subordinated Borrowings

The Company has a revolving subordinated loan agreement with FirstBank maturing on March 31, 2012. Under the agreement, the Company may borrow up to $50,000,000. The interest rate on this loan is equivalent to FirstBank's cost of funds for 90-days funding. FirstBank's cost of funds for 90- days was 1.52% as of December 31, 2010. All borrowings under this agreement qualify as regulatory capital and the agreement includes all statutory restrictions specified by the Uniform Net Capital Rule. The Company had no borrowings outstanding as of December 31, 2010.

3. Related Party Transactions

The Company has an Expense Sharing & Management Agreement (the "Agreement") with FirstBank under which FirstBank provides office space, computer and other office equipment, and general managerial & administrative support and services. Under such Agreement, the Company pays a management fee and reimburses all direct expenses to FirstBank on a monthly basis. Cash deposited with parent company amounted to $22,570. Accounts payable to the parent company amounted to $36,781. Also, rent payable to the parent company for office space amounted to $681 as of December 31, 2010.

4. Benefit Plan

The Company's employees participate in the FirstBank 401(k) Retirement Plan for residents of Puerto Rico (Section 1165(e)), (the "Plan") established by its parent company. The Company provides contributory retirement plans pursuant to Section 1165(e) of Puerto Rico Internal Revenue Code. All employees are eligible to participate in the Plan after three months of services for purpose of making elective deferral contributions and one year of service for purpose of sharing in the Company matching, qualified matching and qualified nonelective contributions. Under the provision of the Plan, the Company contributes 25% of the first 4% of the participant's compensation contributed to the Plan on a pre-tax basis. Participants are permitted to contribute up to $9,000 for 2009, and 2010, $10,000 for 2011 and 2012 and $12,000 beginning on January 1, 2013. Additional contributions to the Plan are voluntarily made by the Company as determined by its Board of Directors. The Company had a total plan expense of $1,177 during the year ended December 31, 2010.

5. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. Also, the Company's main business is in Puerto Rico.

Most of the cash balance outstanding as of December 31, 2010 is deposited with a local financial institution. The balance in this account may exceed the federally insured limit of $250,000 by the Federal Deposit Insurance Corporation in case of bank failure. As of December 31, 2010, the Company had $1,988,927 in excess of the insurance limit at this local institution.

6. Clearance Agreements

The Company has clearing and custody agreement with Sterne, Agee & Leach, Inc. ("Sterne, Agee"). Sterne, Agee is a member of various stock exchanges and subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission. Under the terms of the agreement, Sterne, Agee clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis.

Under the terms of the clearance agreement with Sterne, Agee, the clearing broker has the right to charge the Company for losses that result from a counterparty's, introduced by the Company, failure to fulfill its contractual obligations which default could have material effect on our business, financial condition and operating results. The Company is unable to develop an estimate of the maximum assumptions under these agreements and the probable exposure, however, the exposure as of December 31, 2010 was immaterial. During 2010, the Company did not pay any amounts related to these guarantees.

7. Commitments and Contingent Liabilities

The Company had obligations under a lease agreement with the FirstBank, for office space. Total rent expense for the year ended December 31, 2010 was $8,172. The company's lease agreement with FirstBank was cancelled during 2011.

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a material judgment could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition, operating results or liquidity of the Company.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to

net capital, both as defined, shall not exceed 15 to 1. The Company's net capital ratio was .68 to 1. At December 31, 2010, the Company's had net capital of $1,353,598, which was $1,253,598 in excess of its required net capital of $100,000.

9. Subsequent Events

The Company has performed an evaluation of events occurring subsequent to December 31, 2010 through March 1, 2011, which is the date the financial statements were available to be issued. Management has determined that there are no events occurring in this period that required disclosure in or adjustment to the accompanying financial statements.

FirstBank Puerto Rico Securities, Corp.
(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)
Computation of Net Capital for Broker and Dealers Pursuant to Rule 15c3-1
December 31, 2010

Schedule I

Computation of Net Capital		
Total stockholder's equity from statement of financial condition		$ 1,416,863
Deduct stockholder's equity not allowable for net capital		
Total stockholder's equity qualified for net worth		1,416,863
Add:		
Subordinated borrowings allowable in computation of net worth		-
Total capital and allowable subordinated borrowings		1,416,863
Deductions/charges:		
Not allowable assets:		
Cash deposited in holding company	22,570	
Prepaid expenses	2,695	
Other deductions/charges	38,000	63,265
Net capital before haircuts		1,353,598
Haircuts on securities		-
Undue concentrations		-
Total net capital		$ 1,353,598
Aggregate indebtedness		
Items included in statement of financial condition:		
Other accounts payable and accrued expenses		$ 847,329
Items not included in statement of financial condition:		
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness		$ 847,329
Computation of basic net capital requirement		
Minimum net capital required:		
Broker-dealer subsidiary		$ 100,000
Excess net capital at 1,500 percent		$ -
Excess net capital at 1,000 percent		$ 1,253,598
Ratio: Aggregate indebtedness to net capital		0.68 to 1

Statement Pursuant to Paragraph (a)(4) of the Rule 17a-5 of the Securities and Exchange Commission

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2010.

FirstBank Puerto Rico Securities, Corp.
(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
December 31, 2010

Schedule II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully disclosed basis with Sterne, Agee, clearing broker, and promptly transmits all customer funds and securities to Sterne, Agee. Sterne, Agee carries all of the accounts of such customers and maintains and preserves such books and records.

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FirstBank Puerto Rico Securities, Corp.

(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)

Suppemental Report on Internal Control
December 31, 2010

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Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Stockholder of
FirstBank Puerto Rico Securities, Corp.:

In planning and performing our audit of the financial statements of FirstBank Puerto Rico Securities Corp. (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

PricewaterhouseCoopers LLP, 254 Muñoz Rivera, BBVA Tower, Suite 900, San Juan, PR 00918
T: (787) 754 9090, F: (787) 766 1094, www.pwc.com/us

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is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 1, 2011

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2013
Stamp 2493529 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

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FirstBank Puerto Rico Securities, Corp.

(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)

Financial Statements and Supplemental Schedules
December 31, 2010

FirstBank Puerto Rico Securities, Corp.
(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)
Index
December 31, 2010

This report contains (check all applicable boxes):

(x)	(a)	Facing page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Income
(x)	(d)	Statement of Changes in Stockholder's Equity
(x)	(e)	Statement of Changes in Subordinated Borrowings
(x)	(f)	Statement of Cash Flows
(x)	(g)	Computation of Net Capital for Broker and Dealers Pursuant to Rule 15c3-1 (Schedule I)
(x)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (Schedule II)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 (not applicable)
( )	(l)	A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not applicable)
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable)
(x)	(l)	An Oath or Affirmation
(x)	(m)	A Copy of the SIPC Supplemental Report
( )	(n)	A Report Describing Any Material Inadequacies Found To Exist Or Found To Have Existed Since The Date of the previous audit (not applicable)
(x)	(o)	Report of Independent Auditors on Internal Control
( )	(p)	Schedule of Segregation Requirements and Funds in Segregation — Customers' Regulated Commodity Futures Account Pursuant to Rule 171-5 (not applicable)

See also Public report filed simultaneously herewith which contains:
Statement of Financial Condition
Supplemental Report on Internal Control

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FirstBank Puerto Rico Securities, Corp.

(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)

Procedures on General Assessment Reconciliation (Form SIPC-7)

December 31, 2010

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Report of Independent Accountants

To the Board of Directors and Stockholder of
FirstBank Puerto Rico Securities, Corp.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of FirstBank Puerto Rico Securities, Corp. for the year ended December 31, 2010, which were agreed to by FirstBank Puerto Rico Securities, Corp., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating FirstBank Puerto Rico Securities, Corp.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2010. Management is responsible for FirstBank Puerto Rico Securities, Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows: payment dated in July 28, 2010 for the amount of $3,885.00 was compared to cancelled check no. 560986 obtained from Mr. Luís Alfaro, President and Managing Director; payment dated January 25, 2011 in the amount of $1,525.00 was compared to cancelled check no. 569787, obtained from Mr. Luís Alfaro, President and Managing Director, and found it to be in agreement.

2. Compared the Total Revenue amount reported on page 5, line 5 of the audited Form X-17A-5 Part III (Annual Audited Report) for the year ended December 31, 2010 to the Total revenue amount of $2,175,849 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2010 dated January 25, 2011, and found it to be in agreement.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deduction on line 3, commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $12,001 to monthly Stern Agree Clearing Statements provided by Ricardo Maldonado, Assistant Controller, and found it to be in agreement.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $2,163,848 and $5,410, respectively of the Form SIPC-7, and found it to be in agreement.

b. Recalculated the mathematical accuracy of deduction on line 3, commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $12,001 to monthly Stern Agree Clearing Statements provided by Ricardo Maldonado, Assistant Controller, and found it to be in agreement.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of FirstBank Puerto Rico Securities, Corp., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 1, 2011

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2013
Stamp 2493528 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

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